SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
5 March to 2 April 2014

DATE	DETAIL

1 April 2014	Voting rights and capital update(end of February issued share capital confirmed)

7 March 2014	Directors Interests- Share Incentive Plan-monthly update

6 March 2014	Director Declaration (closing announcement in relation to John Pettigrew appointment)

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

18 March 2014: Board Appointment